Exhibit 21.1

Subsidiaries of Intercont (Cayman) Limited:

-	Fortune Ocean Holdings Limited, a British Virgin Islands company, 100% owned by Intercont (Cayman) Limited

-	Singapore Openwindow Technology Pte. Ltd, a Singapore company, 100% owned by Intercont (Cayman) Limited

-	Top Wisdom Shipping Management Co., Limited (德威船务管理有限公司), a Hong Kong company, 100% owned by Fortune Ocean Holdings Limited

-	Top Creation International (HK) Limited (创宝国际（香港）有限公司), ), a Hong Kong company, 100% owned by Fortune Ocean Holdings Limited

-	op Moral Shipping Limited (德润船务有限公司), ), a Hong Kong company, 100% owned by Fortune Ocean Holdings Limited

-	Top Legend Shipping Co., Limited (德祥航运有限公司), a Hong Kong company, 100% owned by Fortune Ocean Holdings Limited

-	Max Bright Marine Service Co., Limited (耀光海事公估有限公司), a Hong Kong company, 100% owned by Fortune Ocean Holdings Limited